2024
ANNUAL REPORT



NEW PEOPLES BANKSHARES INC
Financial Holding Company

New Peoples Bankshares, Inc. is the financial holding company for New Peoples Bank, Inc., a community bank with 17 offices serving Southwestern Virginia, Eastern Tennessee, West Virginia, and Western North Carolina. The company's common stock is traded over the counter under the trading symbol, "NWPP." To learn more about New Peoples Bank and its services, visit www.newpeoples.bank.

   

Our Mission

At New Peoples Bank, we are a **true community bank** where local bankers make local decisions to deliver **Golden Rule experiences** in all we do.

Our Vision

Our vision is to remain nimble in a constantly evolving banking environment where we aim to provide customers with the products they desire and the exceptional service they associate with a locally owned bank, fostering continual growth and reliable earnings.

Our Core Values

 The **G**olden Rule

 Continuous **I**mprovement

 Creating **V**alue

 Delivering **E**njoyment

MEET OUR BOARD

Board Of Directors


C. Todd Asbury


Tim W. Ball


Gina D. Boggess


J. Robert Buchanan


Joe M. Carter


John D. Cox


H. Lynn Keene
Chairman


J.W. Kiser


Bart Long


Michael G. McGlothlin


B. Scott White
Vice Chairman

Executive Officers


J.W. Kiser
President & CEO


Chris Speaks
EVP | Chief Financial Officer


Bryan T. Booher
EVP | Chief Risk Officer


Mike Raliff
EVP | Chief Banking Officer


Landon McGlothlin
EVP|Chief Operations Officer/ Chief Information Officer

MESSAGE FROM THE PRESIDENT

Dear Shareholders,



J.W. Kiser
President & CEO

The year of 2024 was a year brimmed with memories and milestones. Memorable moments of forging a mission and a vision with an accomplished group of bankers and leaders that will steer our company towards a future of profitable growth, a keen eye for reducing expenses, and an inclusive work environment where all stakeholders' voices have value. This united approach resulted in numerous milestones in 2024, including the highest net income in the bank's history, the lowest voluntary employee turnover ratio since the bank's inception, and robust growth in both loans and deposits. Reflecting on our team's accomplishments, I feel immense pride and gratitude for what we achieved together during my first year as President and CEO of New Peoples Bank and New Peoples Bankshares. It has been a pleasure to lead a team of dedicated individuals who share the same vision and commitment to customer-focused community banking where we strive to create value for everyone we serve.

The year 2024 presented significant challenges for the banking industry, starting with the highest interest rates seen in over two decades. The rate uncertainty, coupled with geopolitical instability, caused many borrowers to delay major projects, making it extremely difficult for banks to achieve the growth needed to counteract the high inflation of the past three years. Furthermore, banks faced rising deposit costs due to intense competition, a continued increase in regulatory scrutiny, and a surge in check fraud. As a result, many banks adopted the phrase "Survive Until 2025". However, New Peoples Bankshares chose to thrive, achieving net income for the year of $8.2 million or $0.35 per share, compared to $7.2 million, or $0.30 per share, in 2023; an increase of 16.7% per share. This success was driven by growth in outstanding loans of $19.4 million and total deposits of $33.5 million, all while maintaining a strong leverage ratio of 10.7%.

In recognition of this financial performance, we announced in February that the Company would pay a dividend in March 2025 of $0.08 per share, which represents a 14% increase over the previous year. This dividend marks our fourth consecutive year of dividend growth and the highest we have paid in the Company's history.

In 2024, we celebrated the opening of our first full-service branch in Boone, North Carolina. This branch transitioned from a loan production office that was opened in 2021 and experienced tremendous loan growth both due to Boone's need for a community bank and the expertise of our local leadership team. Additionally, we announced the opening of a new loan production office in Wytheville, Virginia, which will be led by our Market President, Jim Grubbs. We have grand expectations for the Wytheville market, as it is a market that two members of our executive team have called home. These two initiatives, along with the continued support of our legacy communities, provide the bank with a pathway to future growth opportunities.

We are filled with excitement and optimism as we bid farewell to 2024 and welcome 2025. In the coming year, we will undertake a core conversion, transitioning from our current provider to Jack Henry. This significant shift will enable us to deliver a superior customer experience through enhanced digital services, improved operational efficiency, and a vendor partnership that will support the bank in the future. Our steadfast commitment to our values remains unwavering as we strive to be a better financial partner every day we open our doors. Our team is focused on creating value for every stakeholder we serve while working to make their banking experience one filled with enjoyment, all while delivering a Golden Rule experience in all we do.

Thank you for your unwavering support and trust in New Peoples Bank and New Peoples Bankshares. Together, we will continue to achieve wonderful things.

Warm regards,

J.W. Kiser
President & CEO
New Peoples Bankshares

2024 UPDATES

New Peoples Bank Welcomes Jim Grubbs as Market President and Announces a New Loan Production Office in Wytheville, Virginia

New Peoples Bank is pleased to announce and introduce Jim Grubbs as Market President. Jim will be leading the new loan production office in Wytheville, Virginia, which is set to open in the coming months. This expansion marks a significant milestone for the bank as it continues to grow and serve the diverse needs of its customers.



Wytheville is a vibrant community with wonderful people, diverse industry, and a bustling Main Street. This town holds a special place in the hearts of our team, for many have called it home and others have spent a significant portion of their banking careers here. New Peoples Bank is excited to bring our services to this incredible community.

Jim brings nearly four decades of banking experience in various leadership roles and commercial banking, making him an invaluable addition to our team and for this new location. His extensive background in the banking industry includes a wealth of knowledge and expertise that will be instrumental in driving the growth and success of New Peoples Bank. His dedication to excellence and commitment to customer service align perfectly with our bank's values and mission.

"We are thrilled to have Jim join our team," said Mike Ratliff, Executive Vice President, and Chief Banking Officer at New Peoples Bank. "His leadership and experience will be a tremendous asset as we continue to expand our services and strengthen our presence in Wytheville and the surrounding communities," added J.W. Kiser, President, and Chief Executive Officer at New peoples Bank.

Please join us in welcoming Jim Grubbs to the New Peoples Bank family and celebrating this exciting new chapter for our bank. Jim can be contacted at 276-613-0429.

New Peoples Bank Exhibit in the Career Commons at the EO

New Peoples Bank is proud to be an Exhibit Sponsor, offering students of all ages valuable insights into community banking and career opportunities in our region. The Career Commons provides hands-on learning experiences for K-12 students across 17 career clusters. As the first of its kind in our region, it aims to equip our students with the skills they need for future success.







NEW PEOPLES BANK



CONSOLIDATED FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

FOR THE YEAR	2024	2023	2022
Interest and Dividend Income	$ 44,633	$ 37,135	$ 31,390
Interest Expense	16,112	9,116	3,105
Net Interest Income	28,521	28,019	28,285
Non-interest Income	11,254	9,949	9,240
Non-interest Expense	28,797	27,988	26,519
Net Income	8,204	7,184	8,082
AT YEAR END			
Assets	$ 854,925	$ 826,313	$ 775,358
Loans	657,536	638,111	584,613
Deposits	749,982	716,467	692,707
Shareholders' Equity	70,741	64,811	57,219
KEY RATIOS			
Return on Average Assets	0.96%	0.91%	0.99%
Return on Average Equity	12.28%	12.00%	13.89%
Yield on Earning Assets	5.42%	4.87%	4.02%
Cost of Funds	2.93%	1.88%	0.63%
Net Interest Margin	3.47%	3.67%	3.62%
PER SHARE INFORMATION			
Net Income	$ $0.35	$ 0.30	$ 0.34
Book Value	2.99	2.73	2.40









In Remembrance of Eugene Hearl



Eugene Hearl

Eugene "Gene" Hearl, began an almost 70-year career as a banker in Bristol, Big Stone Gap, Richlands, and Grundy, working for the former Dominion / Cumberland Bank and TruPoint Bank. He retired at age 90 after serving 11 years on the Board of Directors of New Peoples Bank. Throughout his career, many of his co-workers and employees rose to executive positions in nearly every community bank throughout Southwest Virginia. Gene's leadership and mentorship were instrumental in shaping the banking landscape of the region. His leadership, mentorship, and dedication have left a lasting impact on New Peoples Bank and the community. Gene's commitment to excellence and his vision for the future have helped shape the success of New Peoples Bank, and we are honored to have had him as part of our team.

In Remembrance of Frank Sexton, Jr.



Frank Sexton, Jr.

Frank Sexton, was a cherished banking leader who devoted 48 years to the industry, including 22 impactful years with New Peoples Bank. He played an integral role in the establishment of New Peoples Bank during its formative years and held numerous titles, including Executive Vice-President, Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer, and Cashier. Frank introduced the concept of Golden Rule Banking. As a mentor and visionary, he brought expertise and unwavering dedication to excellence, championed growth and collaboration, and ensured our operations center thrived under his leadership.

BRANCH LOCATIONS & MANAGEMENT

NORTHERN MARKET

Mori Williams,
Senior Vice President & Northern Market President

Bluefield Branch
514 Commerce Drive
Bluefield, VA 24605

Princeton Branch (Stafford)
1221 Stafford Drive
Princeton, WV 24740

Princeton Branch (Oakvale)
180 Lyle Way
Princeton, WV 24740

Tazewell Branch
127 Chamber Drive
Tazewell, VA 24651

CENTRAL MARKET

Richard Smith,
Senior Vice President & Central Market President

Castlewood Branch
87 Miners Drive
Castlewood, VA 24224

Honaker Branch
53 Commerce Drive
Honaker, VA 24260

Clintwood Branch
198 Colley Shopping Center
Clintwood, VA 24228

Lebanon Branch
1421 East Main Street
Lebanon, VA 24266

Grundy Branch
20487 Riverside Dr
Grundy, VA 24614

Pounding Mill Branch
12602 Gov. GC Peery Hwy
Pounding Mill, VA 24637

Haysi Branch
111 Haysi Main
Haysi, VA 24256

Wise Branch
5448 Wise-Norton Rd
Norton, VA 24273

SOUTHERN MARKET

David Lecka,
Senior Vice President & Southern Market President

Abingdon Branch
350 West Main Street
Abingdon, VA 24210

Kingsport Branch
1999 East Stone Drive
Kingsport, TN 37660

Bristol State St. Branch
901 West State Street
Bristol, VA 24203

Boone Branch
230 Wilson Drive
Boone, NC 28607

Gate City Branch
663 E Jackson Street
Gate City, VA 24251

ADDITIONAL ATM LOCATION

Big Stone Gap ATM
419 Shawnee Avenue East
Big Stone Gap, VA 24219

NEW PEOPLES BANKSHARES INC

Financial Holding Company

67 Commerce Drive
Honaker, Virginia 24260
276-873-6288

NewPeoples.Bank
LinkedIn.com/NewPeoplesBankInc
Facebook.com/NewPeoplesBank
Twitter.com/NewPeoplesBank
Instagram.com/newpeoplesbnk

Honaker, Virginia is home to New Peoples Bankshares, Inc. The community also is designated as the Redbud Capital of the World by the Virginia General Assembly because amazing redbud trees abound throughout the town and nearby countryside. In early spring, Honaker erupts in a brilliant display of pink. Thousands of redbud trees herald the arrival of spring, awakening from their winter hibernation and exploding with the telltale buds that turn to lush green leaves in the weeks that follow. In honor of the Commonwealth's distinction, and in homage to our hometown, New Peoples Bankshares happily features the lovely redbud in our corporate symbol.

